

March 16, 2018

Kyle L. Sauers
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue
Suite 725
Chicago, Illinois 60054

  Re: Echo Global Logistics, Inc.
    Form 10-K for the Year Ended December 31, 2017
    Filed February 27, 2018
    Form 8-K furnished on February 7, 2018
    File No. 001-34470

Dear Mr. Sauers:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of years ended December 31, 2017 and 2016, page 26

1. Please revise your discussion of results of operations to quantify the factors responsible for changes in significant income statement line items. For example, you disclose that transportation costs increased 14.8% in 2017 from 2016 due to the growth in total number of shipments and higher carrier rates, but do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. For material increases or decreases due to changes in the mix of products sold, sales prices,

productivity levels, etc., consider disclosing quantitative analysis including relevant measures. Please revise accordingly.

Form 8-K furnished on February 7, 2018

Exhibit 99.1

2.   We note that your reconciliation of Non-GAAP EBITDA includes reconciling items related to changes in contingent consideration and stock compensation expense. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures defines EBITDA as "earnings before interest, taxes, depreciation and amortization". In this regard, please revise the title of your non-GAAP financial measure to distinguish it from the defined measure of EBITDA.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure